SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                   FORM 12B-25


                                                 COMMISSION FILE NUMBER  0-10315


(Check One):  |_|  Form 10-KSB  |_|  Form 11-K   |_|  Form 20-F  |X| Form 10-QSB
              |_|  Form N-SAR

         For Period Ended:  April 30, 2008
                           -----------------

|_|  Transition Report on Form 10-K     |_|  Transition Report on Form 10-Q
|_|  Transition Report on Form 20-F     |_|  Transition Report on Form N-SAR
|_|  Transition Report on From 11-K

         For the Transition Period Ended:
                                         ------------------------------

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification related to a portion of the filing check above, identify the item(s) to which the notification relates:

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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant IMPLANTABLE VISION, INC.

Former name if applicable BAYMARK TECHNOLOGIES, INC.

Address of principal executive office (Street and number)

                           25730 Lorain Road
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City, state and zip code   North Olmsted, Ohio 44070
                          ---------------------------


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PART II

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed: (Check appropriate box.)

         |X|      (a)      The reasons  described in  reasonable  detail in Part
                           III of this form could not be eliminated without unreasonable effort or expense;

         |X|      (b)      The subject  quarterly  report on Form 10-QSB will be
                           filed on or before the fifth calendar day following the prescribed due date;

         |_|      (c)      The accountant's  statement or other exhibit required
                           by Rule 12b-25(c) has been attached if applicable.

PART III

         State below in reasonable detail the reasons why Form 10-QSB could not be filed within the prescribed period.

         Our Quarterly Report on Form 10-QSB for the fiscal quarter ended April 30, 2008 (the "Quarterly Report") cannot be filed within the prescribed time period because of the additional time required to finalize the Quarterly Report and the consolidated financial statements included therein, which work cannot be completed without unreasonable effort and expense. Our management and our independent accountants are working diligently to complete the Quarterly Report as expeditiously as possible. We expect that the Quarterly Report that is subject hereof will be filed within the time allowed by the extension.

PART IV

         (1) Name and telephone number of person to contact in regard to this notification.

                      Eric M. Hellige                      (212) 421-4100
                  ---------------------------------------------------------

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding twelve months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify such reports.

                           Yes |X|                   No |_|

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal quarter will be reflected by the earnings statements to be included in the subject report or portion thereof? If so,


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                  attach  an  explanation  of  the  anticipated   change,   both
                  narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                           Yes |X|                   No |_|

         We anticipate a significant change in our results of operations for the fiscal quarter ended April 30, 2008 as compared to the fiscal quarter ended April 30, 2007 primarily due to the fact that, as a result of our inability to raise additional capital for our business, our development efforts have effectively ceased. The immediate acquisition of these funds is necessary for us to continue our operations, finalize development and clinical testing of our product candidates and prepare for the planned commercialization of our product candidates. There can be no assurance that we will be able to obtain such additional capital on terms acceptable to us, if at all.

         Based on the information available to us at this time, we believe that the unaudited financial results for quarter ended April 30, 2008 will reflect that total operating expenses decreased from $398,861 to approximately $150,624 for the quarters ended April 30, 2007 and 2008, respectively. As a result of the decrease in our operating expenses, we believe that we incurred a net loss of approximately $150,624 for the quarter ended April 30, 2008, as compared to a net loss of approximately $404,848 for the quarter ended April 30, 2007.

         The foregoing is qualified in its entirety by reference to our unaudited financial statements for the fiscal quarter ended April 30, 2008, to be filed in our Quarterly Report on Form 10-QSB for the quarter ended April 30, 2008.

         IMPLANTABLE VISION, INC. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  June 17, 2008              By:    /s/ Bill Rozakis
                                      ---------------------------------
                                           Name:    Bill Rozakis
                                           Title:   Secretary and Chief
                                                    Financial Officer











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